Exhibit 1.01

Syneron Medical Ltd.
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (the SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (Conflict Minerals).

Under the Rule, a registrant whose products contain Conflict Minerals necessary to their functionality or production must perform a reasonable country of origin inquiry (RCOI) in order to determine whether or not those Conflict Minerals originated from the Democratic Republic of the Congo or an adjoining country (the Covered Countries), or from recycled and scrap sources.  After completion of an RCOI, an issuer with no reason to believe that the Conflict Minerals originated from the Covered Countries is required to complete a Form SD describing the RCOI.

However, a registrant with reason to believe that the Conflict Minerals in its supply chain may have originated in the Covered Countries is required to (i) complete a Form SD, and (ii) exercise due diligence on the Conflict Minerals’ source and chain of custody that conforms to a nationally or internationally recognized framework (such as the OECD Guidance, defined below), and describe these due diligence measures and the results thereof in a Conflict Minerals Report (CMR) that is included as an attachment to the Form SD.

The CMR presented herein has not been audited by an independent auditor.

In accordance with OECD guidance and the Rule, our Form SD, together with our CRM describing the due diligence process and the results thereof, is publicly available on our website at www.investors.syneron.com/sec.

1.	Company Overview

This report has been prepared by Syneron Medical Ltd. (herein referred to as Syneron, the “Company,”  “we,”  “us,” or “our”) and includes information regarding the Company and all its majority-owned subsidiaries (that were majority-owned as of December 31, 2013).  It does not include information regarding subsidiaries that are not required to be consolidated.

Syneron designs, develops and markets aesthetic medical products based on various proprietary technologies, including Electro-Optical Synergy technology, which uses the synergy between electrical energy and optical energy to provide aesthetic medical treatments.  Syneron products are sold primarily to physicians and other qualified practitioners, and target a variety of non-invasive aesthetic medical procedures, including, among others, hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, and treatment for the temporary reduction in the appearance of cellulite and thigh circumference.

2.	Supply Chain

After determining that a number of our products contain Conflict Minerals that are necessary to their functionality or production, we examined the supply chain for our products and components thereof, first as part of an RCOI and then in greater depth as part of due diligence efforts.  In general, the supply chain for Conflict Minerals in the aesthetic medical treatment device industry is complex and lacks an established structure for product manufacturers such as Syneron to trace the minerals in its finished products back to their source. In addition, we do not generally make direct purchases of conflict minerals, and are many levels removed from the mines, smelters or refiners that produce the metals used in our products, which contain hundreds of components that are purchased from suppliers and assembled into Company products.

Further, contracts with our suppliers are frequently in force for long periods of time, and we cannot unilaterally impose new contract terms and requirements.  In order to address the challenge of performing supply chain diligence under these circumstances, we relied on our direct suppliers to provide information on the origin of the Conflict Minerals contained in the products and components supplied to us, including sources of Conflict Minerals that are supplied to them from their suppliers.

In addition, we did not believe that it was practicable to conduct a survey of all our direct suppliers, and therefore concluded that a reasonable approach would be to survey suppliers which represented the majority of our expenditures in 2013.  In all, we surveyed approximately 56 direct suppliers representing in excess of 90% of our 2013 expenditures for direct product and component purchases.

3.	Summary of Results of RCOI and Due Diligence Efforts

At the end of the RCOI process, we were unable with reasonable assurance to determine the origin of the Conflict Minerals in our products and therefore could not exclude the possibility that some of those Conflict Minerals may have originated in the Covered Countries.  For this reason, we determined to exercise due diligence on the source and chain of custody of the Conflict Minerals in our products, with our due diligence conforming to a nationally or internationally recognized framework (such as the OECD Guidance), and to submit to the SEC a Conflict Minerals Report describing these due diligence efforts as an exhibit to Form SD for calendar year 2013.

At the end of our due diligence efforts, we were unable to determine the following information in all cases: the origin of the Conflict Minerals or whether they come from recycled or scrap sources; the facilities used to process the Conflict Minerals; their country of origin; or their mine or location of origin.

(A)	Reasonable Country of Origin Inquiry (RCOI)

As part of the RCOI, Syneron examined its products to identify the suppliers of all components that are used in Syneron’s products. Based on this list of suppliers, Syneron decided to focus its efforts on approximately 56 suppliers that constituted more than 90% of supplier expenditures in 2013, commencing an RCOI process that was reasonably designed to trace the origins of conflict minerals in our products, and to attempt to determine whether these minerals came from the Covered Countries. The key steps of the RCOI were as follows: to identify and engage relevant suppliers; data collection, management, and quality assurance; and to conduct an assessment to determine whether further due diligence was required.

Identifying and Engaging Relevant Suppliers

Contact information, such as names, telephone numbers and email addresses, for relevant individuals at Syneron’s direct suppliers was assembled to ensure that we engaged with the optimal individual(s) within each supplier organization and to establish effective lines of communication.

Once appropriate points of contact within direct suppliers were identified, Syneron provided each such supplier with background information regarding the SEC's Conflict Minerals regulations, and requested that each supplier complete the Electronic Industry Citizenship Coalition (EICC) Reporting Template (the EICC Template), which has become a standard tool for collecting Conflict Minerals information from a corporate supply chain. In notification letters to suppliers, Syneron provided instructions on completing the EICC Template and emphasized the importance of receiving timely and accurate information.  Internally, Syneron defined an escalation process for non-responsive suppliers, which included sending several follow-up email requests, followed by phone call reminders.

Data Collection, Management and Quality Assurance

As part of the RCOI process, Syneron began the process of collecting data from suppliers as provided in response to the EICC Template.  In many cases, multiple telephone and/or email contacts were required to further the data collection process.

Assessment Regarding Further Due Diligence

Completed EICC Templates were reviewed for reasonableness and missing or incomplete data. Verifying responses and obtaining additional information frequently required several rounds of follow-up and revisions to the EICC Templates.  Reporting tools were used to track the answers provided by suppliers to determine which items were finalized and which remained to be addressed.

Results of the RCOI

The results of the RCOI were inconclusive and, accordingly, we were unable to determine with a reasonable degree of certainty that the Conflict Minerals contained in our products did not originate in the Covered Countries or are from recycled or scrap sources.  As a result, we made a determination to exercise due diligence on the source and chain of custody of the Conflict Minerals that conforms to a nationally or internationally recognized framework (such as the OECD Guidance).

(B)	Due Diligence Process

Syneron’s due diligence efforts, which were designed to determine with the greatest possible specificity the mine(s) or location(s) of origin for the Conflict Minerals used in its products, included the measures described below.

Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related OECD supplements for gold, tin, tantalum and tungsten.

Management System

Syneron has established a management system for addressing the issue of Conflict Minerals in our products.  That management system includes a Company Conflict Minerals Policy, which is posted on our website at www.investors.syneron.com/governance.  In addition, our management system includes the establishment of a team of Company employees, consisting of senior operations, engineering, finance and legal personnel.  The team is responsible for implementing our overall Conflict Minerals compliance strategy, including responsibility for overseeing RCOI and due diligence efforts.  Senior management is briefed about the team's effort, including results of our due diligence efforts, on a regular basis, and relevant documentation of such efforts is retained by the Company.

Identify and assess risk in the supply chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers.  As a result, we have chosen instead to survey our direct suppliers, who were asked to survey their suppliers (i.e., our upstream suppliers) in order to receive similar information.

To accomplish this, we continued the process begun as part of the RCOI and focused our due diligence efforts on approximately 56 direct suppliers that constituted over 90% of our annual supplier expenditures in 2013.  Using the EICC Template, we relied on these suppliers to provide us with information about the source of Conflict Minerals contained in the components supplied to us, including information provided to them by their suppliers.  Thus, in the responses provided to us, our direct suppliers relied in many cases upon information provided by their suppliers.

In addition, we segmented our suppliers into three levels of risk (high, medium, and low) based on the following criteria: the extent that Syneron is dependent on the supplier (based on the ease of supplier replacement by Syneron), supplier country corruption index, supplier reputation, and whether the suppliers are themselves subject to the Rule due to SEC registration.  The level of communication with the supplier and the degree of scrutiny for red flags in each supplier's EICC Template response was determined based on the supplier's overall level of risk: high risk suppliers were communicated with more frequently via email and telephone than were medium and lower risk suppliers in order to provide a complete response.  A number of our largest suppliers are also SEC registrants and therefore subject to the Rule (which facilitated receipt of responses from such suppliers).

Strategy to Respond to Supplier Risks

As described in our Conflict Minerals Policy, Syneron expects its suppliers to evaluate the source of any conflict minerals contained in products or components they provide to us and to provide us with the results of that evaluation.  In the event Syneron determines that a supplier’s efforts have been deficient, Syneron reserves the right to take appropriate actions up to and including discontinuing purchases from the supplier.  In addition, we reserve the right to request that any supplier whom we have reason to believe is supplying us with Conflict Minerals from sources that may support armed conflict in the DRC or any adjoining country to establish alternative sources for such minerals that do not support such conflict, as provided in the OECD Guidance.  To date, we have encountered no instances where it was necessary to terminate a contract or find a replacement supplier.

Supply Chain Due Diligence at Identified Points in the Supply Chain

The EICC Template provided to our suppliers requests information on the smelters and refiners used to provide the tantalum, tin, tungsten, and gold in our products. We do not typically have a direct relationship with smelters and refiners of such minerals and are unable to perform or direct audits of these entities within our supply chain.  Instead, we compared information regarding refiners and smelters provided by our suppliers in their EICC Templates with lists of refiners and smelters certified by the Global e-Sustainability Initiative (GeSI) as "conflict free” (using the CFSI Reporting Template Revision 2.03a).

Report on Supply Chain Due Diligence

See Sections (C) – (F) below for additional information about our supply chain due diligence.

(C)	Requested Information

We conducted a survey of those suppliers described above using the EICC Template. The EICC Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide minerals as part of a company’s supply chain.  The EICC Template includes questions regarding whether the components from the supplier include Conflict Minerals necessary to the functionality or production of the product, whether the Conflict Minerals originate in Covered Countries, the identity and locations of the smelters and refiners who supplied the Conflict Minerals, as well as the supplier's Conflict Minerals policy and due diligence efforts.  Written instructions and examples on the use of the tool are available on EICC’s website at www.eicc.info/extractives.shtml.  The EICC Template is used by many companies in their due diligence efforts related to Conflict Minerals.

(D)	Supplier Responses and Results of Due Diligence

We received EICC Template responses from approximately 45 out of 56 suppliers surveyed (representing approximately 80% of the suppliers surveyed).  We reviewed the responses for completion and consistency, and worked directly with these suppliers to provide revised responses with corrected information.

Responses included the names of approximately 105 entities listed by our suppliers as smelters or refiners.  Of these, 46 (representing 43.8% of the total smelters and refiners provided) were identified as "conflict-free" using the CFSI Reporting Template Revision 2.03a (which is published by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative).

(E)	Facilities used to process Conflict Minerals – Smelters or Refiners

Currently we do not have sufficient information from suppliers or other sources to conclude whether the Conflict Minerals originated in the Covered Countries or whether they were from recycled or scrap sources.  Some of our suppliers indicated that they do not source from Covered Countries, but were unable to accurately report the specific smelters or refiners which were part of the supply chain for the products or components they sold to Syneron in 2013.  On account of this incomplete information, Syneron is unable at this time to determine and describe in this report a complete list of facilities used to process the Conflict Minerals used in its products or the country of origin of such Conflict Minerals.

(F)	Efforts to Determine country of origin, and mine or location of origin

Syneron’s efforts to determine the mines or locations of origin of the Conflict Minerals with the greatest possible specificity, as well as country of origin information, included the use of the due diligence measures described above.

4.	Steps to Mitigate Risk

We intend to consider taking the following steps to improve the due diligence that we conduct to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

a.	Expand the number of suppliers requested to supply information.

b.	Continue to engage with suppliers from time to time to attempt to increase the response rate and improve the content of the supplier responses.

c.
Request any supplier found to be supplying us with Conflict Minerals from sources that support armed conflict in the DRC or any adjoining country to establish an alternative source of Conflict Minerals that does not support such conflict.

d.	Request that relevant suppliers encourage smelters and refiners to participate in obtaining "conflict free" designations from reliable industry certification programs.

e.	Attempt to validate supplier responses regarding smelters and refiners using information collected from reliable industry certification programs.

Caution Concerning Forward-Looking Statements

Any statements contained in this report regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. The forward-looking statements included herein are based on current expectations and beliefs that involve a number of known and unknown risks and uncertainties. Examples of forward-looking statements in this document include statements relating to our future plans. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. There are a number of factors that could cause events to differ materially from those indicated by the forward-looking statements in this document, including the risks associated with our suppliers not cooperating fully or at all with our efforts.  Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.